May 13, 2015

Via EDGAR

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549

Response to Comment Letter dated April 30, 2015
The Dow Chemical Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 13, 2015
File No. 1-03433

Dear Mr. Cash:

The Dow Chemical Company acknowledges receipt of the Staff’s letter dated April 30, 2015, concerning its Annual Report on Form 10-K for the year ended December 31, 2014. We are responding to the Staff’s comments in this letter.

Following is a list of defined terms that are used throughout this letter, a restatement of the comments by the Staff, and Dow’s response with respect to each comment:

Defined Terms

“Dow” or the “Company” means The Dow Chemical Company and its consolidated subsidiaries.

“2014 10-K” means the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

“Nonconsolidated affiliates” means 20-50 percent directly or indirectly owned joint ventures of Dow and its consolidated subsidiaries that are accounted for using the equity method.

“Principal nonconsolidated affiliates” includes the following joint ventures: Dow Corning Corporation, EQUATE Petrochemical Company K.S.C., The Kuwait Olefins Company K.S.C., The Kuwait Styrene Company K.S.C., Map Ta Phut Olefins Company Limited, MEGlobal, Sadara Chemical Company, Siam Polyethylene Company Limited, Siam Polystyrene Company Limited, Siam Styrene Monomer Co., Ltd., Siam Synthetic Latex Company Limited and Univation Technologies, LLC.

Comments and Responses

Form 10-K for the Fiscal Year Ended December 31, 2014

General

1.
You stated in your letter to us dated April 13, 2012 that one of your non-U.S. nonconsolidated affiliates made sales into Sudan and Syria. You state on page 30 and elsewhere in the Form 10-K that you have operations in Latin America, references to which can be understood to include Cuba. Cuba, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K contacts with Cuba, Sudan or Syria. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letter. You should describe any products, technology or services provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

DOW’S RESPONSE
Cuba
The Latin America geographic area referenced in Dow’s 2014 10-K includes the countries of South America, Central America and the Caribbean. The Company, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Cuba. The Company, its consolidated subsidiaries and its principal nonconsolidated affiliates did not make sales into Cuba in 2012, 2013, 2014 or the first quarter of 2015, have not had contact with Cuba, do not provide products, technology or services into Cuba (directly or indirectly), and do not have any agreements, arrangements or other contacts with the government of Cuba or entities under its control.

Sudan
Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Sudan. Certain of Dow’s non-U.S. consolidated subsidiaries sold an immaterial amount of agricultural products (used for crop protection and pest management) into Sudan in 2011 that resulted in a sales refund of $35,736.61 to cover costs associated with damaged packaging, which was recorded in 2013. Dow and its consolidated subsidiaries have not made sales into Sudan since 2011 and no further sales into Sudan are anticipated due to the Company’s policy that neither Dow nor any of its consolidated subsidiaries anywhere in the world may transact business with Sudan. The product sold into Sudan in 2011 that resulted in a sales refund recorded in 2013 is not a “dual-use product” as defined in the BIS Export Administration Regulations.

In addition, a non-U.S., principal nonconsolidated affiliate of Dow located in the Middle East sold an immaterial amount of polyethylene into Sudan in 2012, 2013, 2014 and the first quarter of 2015, as provided below. Polyethylene is not a “dual-use product” as defined in the BIS Export Administration Regulations.

Sales into Sudan by Non-U.S. Principal Nonconsolidated Affiliate
Period	Sales, in millions	% of Total Sales of Non-U.S. Principal Nonconsolidated Affiliate
2012	$5.8	0.53%
2013	$8.9	0.76%
2014	$8.9	0.85%
First Quarter of 2015	$1.7	0.80%

To the best of Dow’s knowledge and belief, all of the aforementioned sales were in compliance with applicable U.S. laws. No significant changes in these activities are anticipated in the near future.

In addition, the Company made a $1,319.01 payment to an intermediary in Sudan in 2013 for trademark registrations related to Dow AgroSciences. This transaction is exempt from U.S. economic and sanctions controls.

Syria
Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Syria. Certain of Dow’s non-U.S. consolidated subsidiaries had an immaterial amount of sales into Syria in 2012, as provided below. A decision was made by the Company’s regional leadership in Europe, Middle East, Africa and India for its non-U.S. consolidated subsidiaries to stop accepting new sales orders destined for Syria, effective February 27, 2012. That policy remains in effect today. All sales made into Syria in 2012 were ordered before February 27, 2012. In addition, the Company recorded immaterial sales returns and adjustments in 2012 and 2014 related to sales made into Syria prior to February 27, 2012.

Sales into Syria by Non-U.S. Consolidated Subsidiaries
Period	Sales, in millions	% of Total Sales of Dow and its Consolidated Subsidiaries
2012	$1.25	0.002%
2013	$—	—%
2014	N/M	N/M
First Quarter of 2015	$—	—%

A breakdown of the products sold into Syria in 2012 by Dow’s non-U.S. consolidated subsidiaries is provided below. None of the products sold into Syria are “dual-use products” as defined in the BIS Export Administration Regulations.

Sales into Syria by Non-U.S. Consolidated Subsidiaries
Segment	2012 Sales, in millions	Products and Applications
Performance Materials & Chemicals	$1.00	Principally polyurethane products used for mattresses, furniture and footwear and glycol ethers used in household and industrial cleaners, paints, inks and coatings.
Agricultural Sciences	0.13	Products used for crop protection and pest management.
Performance Plastics	0.12	Primarily polyethylene used in packaging applications.
Total	$1.25

In addition, in the first quarter of 2015 the Company made a $579.00 payment to an intermediary in Syria for trademark registrations related to the Dow Building & Construction business. This transaction is exempt from U.S. economic and sanctions controls.

2.
You told us in the referenced letter that none of the products you sold to terrorism-sponsoring countries were dual-use products. Please tell us whether this is the case for any products, services or technology you describe in the response to the comment above.

DOW’S RESPONSE
As noted in the response to question #1 above, none of the products sold into Sudan and Syria in 2011 and 2012 by non-U.S. consolidated subsidiaries were dual-use products. None of the products sold into Sudan by a non-U.S., principal nonconsolidated affiliate located in the Middle East in 2012, 2013, 2014 and the first quarter of 2015 were dual-use products.

3.
Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comments above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed towards companies that have operations associated with Cuba, Sudan and Syria.

DOW’S RESPONSE
Materiality Analysis
As noted in our responses above,

•	Dow, its consolidated subsidiaries and its nonconsolidated affiliates do not have operations in Cuba, Sudan or Syria;

•	No sales were made by Dow, its consolidated subsidiaries or its principal nonconsolidated affiliates into Cuba in 2012, 2013, 2014 or the first quarter of 2015;

•	Sales made by certain non-U.S. consolidated subsidiaries into Sudan and Syria in 2011 and 2012 were immaterial and no further sales will be made into these countries;

•	Sales made by a non-U.S., principal nonconsolidated affiliate located in the Middle East into Sudan in 2012, 2013 and 2014 and the first quarter of 2015 were immaterial;

•	To the best of Dow’s knowledge and belief, all of these sales were made in compliance with applicable U.S. laws.

We are not aware of any investor that has stopped purchasing or sold its holdings in Dow securities as a result of the immaterial sales activities of Dow’s non-U.S. consolidated subsidiaries or Dow’s non-U.S., principal nonconsolidated affiliate in the Middle East, in general, and Cuba, Sudan and Syria, in particular. In addition, we are not aware of any boycott of Dow, its consolidated subsidiaries, its nonconsolidated affiliates or their respective products as a consequence thereof; nor has Dow received a related shareholder proposal or, to the best of our knowledge, even a shareholder inquiry on the topic.

Accordingly, from both a quantitative and qualitative perspective, we do not believe that these activities are material to Dow, nor do they constitute a material investment risk to our security holders.

Contact with the Governments of Cuba, Sudan and Syria
To the best of Dow’s knowledge and belief, and consistent with the above statements, Dow and its U.S. consolidated subsidiaries have had no contact with the governments of Cuba, Sudan and Syria or entities controlled by those governments.

In connection with our responses to the Staff’s comments, we acknowledge that:

•	Dow is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	Dow may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 636-5018 or by e-mail at ronedmonds@dow.com.

Best regards,

/s/ RONALD C. EDMONDS
Ronald C. Edmonds
Vice President and Controller

cc:    Dale Welcome, Division of Corporation Finance
Anne McConnell, Division of Corporation Finance
Edward Kelly, Division of Corporation Finance
Craig Slivka, Division of Corporation Finance